UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AquaVenture Holdings Limited

File No. 333-207142 - CF#32994

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AquaVenture Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 25, 2015, as amended.

Based on representations by AquaVenture Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through September 25, 2025
Exhibit 10.8	through September 25, 2025
Exhibit 10.9	through September 25, 2025
Exhibit 10.11	through September 25, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary